SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                                FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

               Commission File Number 000-49960

                     Inventory Pro, Inc.
    (Exact name of registrant as specified in its charter)

                1350 E. Flamingo Rd. Suite 567
                       Las Vegas, NV 89119
                          (858) 349-3674
  (Address, including zip code; Telephone number, including area code of registrant's principal executive offices)


              Common Stock, $.001 par value per share
     (Title of each class of securities covered by this Form)

                                 none
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   [X]   Rule 12h-3(b)(1)(ii)  [ ]
  Rule 12g-4(a)(1)(ii)  [ ]   Rule 12h-3(b)(2)(i)   [ ]
  Rule 12g-4(a)(2)(i)   [ ]   Rule 12h-3(b)(2)(ii)  [ ]
  Rule 12g-4(a)(2)(ii)  [ ]   Rule 15d-6            [ ]
  Rule 12h-3(b)(1)(i)   [ ]

   Approximate number of holders of record as of the certification or notice date: 65

     Pursuant to the requirements of the Securities Exchange Act of 1934, Inventory Pro, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: August 15, 2005
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BY: /s/ Donald E. Ehrlich
    ------------------------
        Donald E. Ehrlich,
            President